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                                 ALSTON&BIRD LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com

                                                                   E-MAIL:
PETER C. NOVEMBER           DIRECT DIAL: 404-881-7872       PNOVEMBER@ALSTON.COM

                                  April 7, 2005

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

   Re: LHC Group, Inc.
       Registration Statement on Form S-1
       Filed November 24, 2004, as amended
       File Number 333-120792

Dear Mr. Riedler:

         At the request and on behalf of our client, LHC Group, Inc., we are filing this letter with respect to the above referenced Registration Statement (the "Registration Statement"). On February 25, 2005 we received a comment letter from the Staff. Comment No. 10 of that letter requested us to provide an analysis of our accounting treatment for certain put options and exchange agreements under SFAS 150, EITF 00-6 and ASR 268. We have responded to comment No. 10 in written response letters filed with the Staff on March 4, 2005 and March 25, 2005. Since the filing of our letter on March 25, 2005, we have engaged in conversations with the Staff regarding our analysis of comment No.
10. During those conversations the Staff verbally posed certain questions to our independent registered public accounting firm, Ernst & Young LLP. Ernst & Young LLP then made its best effort to put those questions in writing and forwarded them to the Company. At the request of the Staff, we are filing this letter to respond to those questions.

         Unless the context requires otherwise, references to we, our, us, LHC or the Company in this letter refer to LHC Group, Inc.


   Bank of America Plaza         90 Park Avenue         3201 Beechleaf Court,    601 Pennsylvania Avenue,
  101 South Tryon Street,      New York, NY 10016             Suite 600                    N.W.
        Suite 4000                212-210-9400         Raleigh, NC 27604-1062   North Building, 10th Floor
 Charlotte, NC 28280-4000      Fax: 212-210-9444            919-862-2200        Washington, DC 20004-2601
       704-444-1000                                       Fax: 919-862-2260            202-756-3300
     Fax: 704-444-1111                                                              Fax: 202-756-3333

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         Question 1. Are the put options and exchange agreements separate agreements or are they actually part of the shares?

         Answer. The terms of each of the three put options are set forth in the operating agreement for the applicable joint venture (the currently existing put option with the St. Landry's Holders as well as the two put options that were replaced with the two exchange agreements with Beta and the HTAT Holders, as discussed further below). There is no provision in these operating agreements that would allow the put options to be disconnected from the underlying membership interests and contracted for separately. The minority interests cannot be transferred without the transferee being bound by the terms of the applicable operating agreement, including the provisions with regard to put rights. In fact, the operating agreements specifically state that the terms of the operating agreements are binding upon any transferees. Although the exchange agreements are separate documents from the operating agreements, they are specifically tied to the put rights in the operating agreements. The exchange agreements have no value to the recipient of the consideration under the exchange agreement unless the recipient also holds the underlying membership interests in the joint venture. Further, the exchange agreements would be binding upon any transferee of the membership interests.

         Question 2. How many minority interest holders are there in each subsidiary in question?

         Answer. In the joint venture with the HTAT Holders (as defined in the Company's response letter filed on March 25th), there are four individuals who hold a minority interest in the joint venture. Two of the four own 14.75%, one owns 12.25% and the remaining member holds 7.25% of the joint venture's membership interests. In the joint venture with Beta (as defined in the Company's response letter filed on March 25th) there is only one 37.5% minority interest holder. In the joint venture with the St. Landry's Holders (as defined in the Company's response letter filed on March 25th), there are 15 individual minority interest holders who in the aggregate own 5% of the joint venture's membership interests. In each of these joint ventures, the minority interest holders are subject to transfer restrictions that limit their ability to transfer their minority interests to a third party or other member.

         Question 3. In all possible scenarios (not just probable, or based on current circumstance), would the existence of both formulas result in a fair value price?

         Answer. We have obtained a third party valuation which has confirmed that in all possible scenarios both formulas would result in a fair value price. Ernst & Young LLP has reviewed this valuation as part of its audit procedures and has confirmed that the independent valuation supports our conclusion that both formulas result in a fair value price in all possible scenarios.

         Question 4. What was the fair value of the puts that were converted into exchange agreements? Was there any value differential between the price in puts and the

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price in the exchange agreement on the date of substitution? That is, did the minority interest holders come out ahead, even or behind on that substitution?

         Answer. In the joint venture with the HTAT Holders, the put formula was based on the EBITDA of the joint venture for the preceding 12 months. Due to the limited operating history of this joint venture, which was entered into in April 2004, the EBITDA of the joint venture for the 12 months preceding the execution of the exchange agreement was a negative number. Accordingly, the put option would have resulted in no consideration being paid to our minority interest holder. In order to reach an appropriate price for the membership interests, for purposes of the exchange agreement we calculated the EBITDA of the joint venture on a pro-forma basis, which resulted in our joint venture partner receiving approximately $680,000 based upon an initial public offering price of $10 per share (which was the assumed offering price at the time of execution of the exchange agreement).

         In the joint venture with Beta the formula for calculating the put price would have resulted in a payment of approximately $7.4 million. In reaching this conclusion we adjusted the EBITDA of the joint venture to add back the minority interest component, which the parties agreed was their intent at the time they executed the operating agreement. Assuming an initial public offering price of $10 per share, the minority interest holder agreed to receive $6.8 million on the date it executed the exchange agreement, as opposed to the $7.4 million it would have received under the terms of the put option.

         Question 5. What is the role of the minority interest holders in the operations of the subsidiaries? Is there any component of compensation included in these agreements that should be recognized as such, or any form of a preferential dividend to an equity holder?

         Answer. The St. Landry's Holders are community-based physicians who are passive investors with no direct involvement in the operations of the joint venture. In the joint venture with Beta, the two principals of our minority interest holder are patient care representatives who draw a separate salary for serving in such capacity. In the joint venture with the HTAT Holders, three of our minority interest holders provide therapy services at the outpatient rehabilitation clinic involved in the joint venture. Each of these three minority interest holders draws a separate salary for providing these services. The fourth HTAT Holder is a passive investor who has no involvement in the operations of the joint venture. The salaries paid to the principals of Beta and to the three HTAT Holders are fair market value based and are consistent with the salaries paid to other providers of similar services who hold no interest in any of our joint ventures. The put options and exchange agreements relating to these joint ventures do not include any component of compensation. The put options were negotiated as part of the initial investment in the joint ventures by our joint venture partners and were not based on any level of service expected to be provided.


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         Question 6. These puts and forwards are either triggered by an IPO or sale of the Company. Is the sale of the Company within the control of management?

         Answer. Management has the authority to negotiate the terms of any potential sale of the Company. In order for a sale to be consummated, it must be approved by the requisite number of the Company's shareholders. Management holds approximately 59.5% of the outstanding shares of the Company's capital stock prior to the offering. Accordingly, management holds a sufficient number of shares to control any potential sale of the Company.

         If you have further questions or comments about the matters discussed herein, please call the undersigned at (404) 881-7872.


                                                     Sincerely,

                                                     /s/ Peter C. November

                                                     Peter C. November


cc:  Zafar Hasan
     Tabatha Akins
     James Atkinson
     Keith G. Myers